

Mail Stop 3561

October 4, 2017

George P. Farley
Chief Executive Officer
Applied Energetics, Inc.
2480 W Ruthrauff Road, Suite 140Q
Tucson, AZ 85705

> **Re:** **Applied Energetics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 22, 2017**
> **File No. 333-217513**

Dear Mr. Farley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 5, 2017 letter.

Selling Stockholders, page 33

1. We note your response to our prior comment 2 that Mr. Farley gifted the 20 million shares received as executive compensation on March 23, 2016 to AnneMarieCo, LLC, a limited liability company owned by members of his family, so it appears that there are material relationships requiring disclosure under Item 507 of Regulation S-K. Please clarify in the footnotes to the selling stockholders table that AnneMarieCo, LLC is owned by members of Mr. Farley's family and that the shares were acquired by gift from Mr. Farley. For each person who has control over AnneMarieCo, LLC and who has had a material relationship with Mr. Farley, identify each such person and describe the nature of the relationship. For further guidance refer to Item 507 of Regulation S-K and

Regulation S-K Compliance and Disclosure Interpretation 140.02, available on the Commission's website.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Mary P. O'Hara, Esq.
       Masur Griffitts + Co. LLP